ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Sarah Clinton T +1 617 951 7375 F +1 617 235 7312 sarah.clinton@ropesgray.com

July 15, 2013

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Larry L. Greene

Re:	Blackstone Alternative Investment Funds (the “Fund”)
File Nos. 811-22743 & 333-185238

Ladies and Gentlemen:

This letter provides the Fund’s response to a comment on the Fund’s registration statement on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”), which was filed on June 28, 2013. The comment was provided by the staff of the Securities and Exchange Commission (“Staff”) to Sean Rogers of Ropes & Gray LLP, counsel to the Fund, telephonically on July 12, 2013. The comment, together with the Fund’s response, is set forth below.

1.	Please confirm that the boards of directors of the Fund’s wholly-owned subsidiaries will be signatories to the Fund’s registration statement.

Response: The Fund confirms that the directors of the subsidiaries will be signatories to the signature page of the registration statement for the Fund.

* * * * *

On behalf of the Fund, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Respectfully submitted,

/s/ Sarah Clinton

Sarah Clinton

cc:	Scott Sherman, Esq.
James Hannigan, Esq.
James E. Thomas, Esq.